                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM 12b-25

SEC FILE NUMBER       1-13588
CUSIP NUMBER

                         NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
              [ ] Form N-SAR

For Period Ended:  March 31, 2003
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:  _______________________

           Read Instruction (on back page) Before Preparing Form.
                            Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant                         The Widecom Group Inc.
                                                ---------------------------
Former Name if Applicable
Address of Principal Executive Office  8-1445 Bonhill Road
City, State and Zip Code                        Mississauga, Ontario L5T 1V3
      Canada

                     PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.
      (c) The accountant's statement or other exhibit required by Rule 12b-
      25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K,
10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The registrant was unable to file its report on form 10KSB for the fiscal year ended March 31, 2003 without unreasonable expenses and effort due to its inability to complete the required financial statements in sufficient time for management to analyze the financial statements and to prepare the management's discussion and analysis.

PART IV-- OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

       L. S. Tuli                   905                 712-0505
       ----------                   ---                 --------
         (Name)                 (Area Code)         (Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
no, identify report(s).                                    [X] Yes   [ ] No
(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report
or portion thereof?                                        [ ] Yes   [X] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           The Widecom Group Inc.
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   06/27/2003                   By  /s/ Lakhbir S. Tuli
                                        -----------------------------------
                                        Lakhbir S. Tuli , Executive Manager

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).

General Instructions

1.    This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the
      General Rules and Regulations under the Securities Exchange Act of
      1934.
2.    One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with
      Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.    A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.    Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.    Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.
      Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either
      Rule 201 or Rule 202of Regulation S-T (Section 232.201 or Section
      232.202 of this  chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this
      Chapter).